

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>Via E-mail</u>
Ronald L. Sargent
Staples, Inc.
Five Hundred Staples Drive
Framingham, MA 01702

      Re: Staples, Inc.
              Form 10-K for Fiscal Year Ended January 29, 2011
              Filed March 2, 2011
              Form 8-K filed May 18, 2011
              File No. 0-17586

Dear Mr. Sargent:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief